UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Performance Sports Group Ltd.
(Name of Issuer)

Common Shares, no par value
(Title Class of Securities)

71377G100
(CUSIP Number)

Samuel Robinson
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

1

NAME OF REPORTING PERSON: Sagard Capital Partners, L.P.

I.R.S. Identification No. of Above Person (Entities Only):  20-3332164

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

 TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 7,721,599
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 7,721,599

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,721,599

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.9%

14

TYPE OF REPORTING PERSON:

PN

CUSIP No. 71377G100

1

NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only):  20-3331555

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

 TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 7,721,599
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 7,721,599

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,721,599

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.9%

14

TYPE OF REPORTING PERSON:

CO

CUSIP No. 71377G100

1

NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only):  20-2402055

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

 TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 7,721,599
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 7,721,599

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,721,599

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.9%

14

TYPE OF REPORTING PERSON:

CO

Introduction

This Amendment No. 6 to Schedule 13D (this “Statement”) relates to the beneficial ownership of the Common Shares, no par value per share (the “Shares”) of Performance Sports Group Ltd., a Canadian corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated February 1, 2016, as heretofore amended.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 4.

Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following:

The Reporting Persons previously disclosed that it was anticipated that Paul Desmarais III would be appointed to the Board in August 2016.

As a result of the Issuer’s recent disclosure on August 15, 2016 that the Issuer anticipates a delay in filing its Annual Report on Form 10-K for the fiscal year ended May 31, 2016, and is conducting an internal investigation, the Reporting Persons now anticipate that Paul Desmarais III will not be appointed to the Board until such investigation is complete and the Issuer has filed with the SEC its Annual Report on Form 10-K for such fiscal year, including annual audited financial statements for such fiscal year.

The Reporting Persons will continue to evaluate developments and circumstances related to the Issuer, including, without limitation, the Issuer’s financial position and capital structure, the status of the Issuer’s discussions with its lenders, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2016	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner By: /s/ Paul Desmarais III Name: Paul Desmarais III Title: Chairman

SAGARD CAPITAL PARTNERS GP, INC. By: /s/ Paul Desmarais III Name: Paul Desmarais III Title: Chairman

SAGARD CAPITAL PARTNERS MANAGEMENT CORP. By: /s/ Paul Desmarais III Name: Paul Desmarais III Title: Chairman